[ON HARTMARX LETTERHEAD]

May 5, 2006

Mr. William Choi

Accounting Branch Chief

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3651

Re:	Hartmarx Corporation
Form 10-K for the year ended November 30, 2005
Filed February 13, 2006
File No. 1-08501

Dear Mr. Choi:

This will acknowledge receipt of your letter dated April 7, 2006. Following is Hartmarx Corporation’s (the “Company”) response to your comments based on your review of Form 10-K for the year ended November 30, 2005, Commission File No. 1-08501. The comments in your letter of April 7, 2006 are in italics. Our response follows each comment.

Form 10-K for the Year Ended November 30, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11

Liquidity and Capital Resources, page 15

1.

In future filings, please disclose the interest payments on long-term debt obligations in the contractual obligations table. To the extent that the interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future interest payments. Regardless of whether you decide to include or exclude estimated interest payments in the table, please include a discussion that provides appropriate disclosure regarding future interest payments.

Mr. William Choi

Accounting Branch Chief

United States Securities and Exchange Commission

May 5, 2006

In future filings, the Company will disclose interest payments on long-term debt obligations in the contractual obligations table. To the extent that the interest rates are variable and unknown, the Company will use its judgment to determine whether or not to include estimates of such future interest payments on long-term debt in the contractual obligations table. Regardless of whether the Company decides to include or exclude those estimated interest payments in the table, future filings will include a discussion that provides appropriate disclosure regarding anticipated future interest payments. Please note, that Item 7A - Quantitative and Qualitative Disclosures About Market Risk, page 24, includes a disclosure and sensitivity analysis regarding the impact of interest rate changes on annual interest expense pertaining to variable rate borrowings.

For the year ended November 30, 2005, information with respect to interest expense on long-term debt is as follows (in millions):

	Payments Due By Period
	Less than 1 year	1-3 Years	4 - 5 Years	After 5 Years	Total

Interest on long-term debt (1)	2.6	4.6	4.0	6.3	17.5

(1)

Interest on long-term debt above includes anticipated interest payments on the Company’s fixed rate debt, including mortgages, industrial development bonds and other debt. Annualized interest expense on the Company’s total variable rate debt would be approximately $5.0 million, assuming no change in the borrowings under the Credit Facility of $85.1 million at November 30, 2005, and no change in the average interest rate of 5.9% at November 30, 2005. A 1% change in the effective interest rate on the Company’s total borrowings under its Credit Facility would impact annual interest expense by approximately $.9 million based on borrowings under the Credit Facility at November 30, 2005.

Financial Statements, page 25

Consolidated Statement of Shareholders’ Equity, page 31

2.

Based upon our review of previously filed annual reports dating back to your 1999 Form 10-K, we believe that you may have inappropriately charged your net losses on the reissuance of your treasury shares to capital surplus since it does not appear that

Mr. William Choi

Accounting Branch Chief

United States Securities and Exchange Commission

May 5, 2006

you had sufficient previous gains on treasury stock reissuances to offset. Please revise your financial statements accordingly or tell us your basis in GAAP for your accounting treatment. Refer to paragraph 12 of APB 6.

The Company has reviewed the provisions of SAB 99 and, as the Company’s prior presentation of treasury stock reissuances had no impact on (1) reported shareholders’ equity, (2) reported net earnings, (3) compliance with debt covenants (which are based on total Shareholders’ Equity) or (4) management compensation (which is not based on any component of or on total Shareholders’ Equity), has concluded that the change in classification between Capital Surplus and Retained Earnings was not material and the revisions as proposed below are sufficient. Furthermore, the Company has not paid a dividend since 1991. The Company’s intent is to revise the shareholders’ equity presentation prospectively commencing in its 10-Q filing for the second quarter ending May 31, 2006.

Following are the Company’s proposed footnote disclosures for its Form 10-Q for the periods ended May 31, 2006 and August 31, 2006:

Note 2 - Revisions

Certain prior year amounts related to Capital Surplus and Retained Earnings have been revised to conform to the current period presentation as noted below (000’s omitted). These revisions had no impact on (1) reported shareholders’ equity, (2) reported net earnings, or (3) compliance with debt covenants.

November 30, 2005	Capital Surplus	Retained Earnings
As reported	$68,783	$94,695
Revision of losses on reissuance of treasury shares	17,565	(17,565)
As revised	$86,348	$77,130

May 31, 2005
As reported	$66,457	$80,770
Revision of losses on reissuance of treasury shares	17,565	(17,565)
As revised	$84,022	$63,205

Mr. William Choi

Accounting Branch Chief

United States Securities and Exchange Commission

May 5, 2006

August 31, 2005
As reported	$68,424	$87,355
Revision of losses on reissuance of treasury shares	17,565	(17,565)
As revised	$85,989	$69,790

Additionally, the Company proposes to include in its Form 10-Q for the fiscal quarter ending May 31, 2006, the annual disclosures related to the Consolidated Statement of Shareholders’ Equity with the following revisions to Capital Surplus and Retained Earnings for the periods ended November 30, 2005, as set forth below:

Certain prior year amounts related to Capital Surplus and Retained Earnings have been revised to conform to the current period presentation as noted below (000’s omitted). These revisions had no impact on (1) reported shareholders’ equity, (2) reported net earnings, or (3) compliance with debt covenants.

	Capital Surplus	Retained Earnings
Balance at November 30, 2002, as reported	$67,660	$46,570
Revision of losses on reissuance of treasury shares	12,118	(12,118)
Balance at November 30, 2002, as revised	79,778	34,452
Net earnings for the year		8,705
Shares issued, primarily to employee benefit plans		(958)
Long-term incentive plan awards, net of forfeitures	121
Amortization of unearned employee benefits	(1,041)
Stock options exercised and vesting of restricted stock awards		(140)
Balance at November 30, 2003, as revised	78,858	42,059
Net earnings for the year		15,865
Shares issued, primarily to employee benefit plans	156
Long-term incentive plan awards, net of forfeitures	900
Stock options exercised	(156)	(1,417)
Vesting of restricted stock awards		(2,932)
Tax effect of option exercises and vesting of restricted stock awards	1,591

Mr. William Choi

Accounting Branch Chief

United States Securities and Exchange Commission

May 5, 2006

Balance at November 30, 2004, as revised	81,349	53,575
Net earnings for the year		23,555
Shares issued to employee benefit plans	948
Long-term incentive plan awards, net of forfeitures	1,417
Stock options exercised	1,179
Tax effect of option exercises	1,455
Balance at November 30, 2005, as revised	$86,348	$77,130

Acquisitions, page 40

3.	Please provide us with copies of the employment agreements you entered into with the principals of Simply Blue and Misook.

Copies of the employment agreements entered into with the principals of Simply Blue and Misook have been furnished to the SEC in a supplemental response under cover dated April 13, 2006.

Exhibits 31.1 and 31.2

4.

Please confirm that the inclusion of the titles of the certifying officers in the introductory paragraphs of your certifications was not intended to limit the capacity in which such individuals provided the certifications. In future filings please remove the titles of the certifying officers [sic] the introductory paragraph. Please refer to Item 601(b)(31) of Regulation S-K.

The Company confirms that the inclusion of the titles of the certifying officers in the introductory paragraphs of the certifications attached as Exhibits 31.1 and 31.2 were not intended to limit the capacity in which such individuals provided the certifications. In future filings, the titles of the certifying officers will be removed from the introductory paragraph.

In addition, this will confirm, and the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. William Choi

Accounting Branch Chief

United States Securities and Exchange Commission

May 5, 2006

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please call me at 312 357-5400.

Very truly yours,

HARTMARX CORPORATION

By: /s/ GLENN R. MORGAN

Glenn R. Morgan, Executive Vice

President and Chief Financial Officer

GRM
cc:	John Cannarella, Securities and Exchange Commission
Michael B. Rohlfs, Chairman, Audit and Finance Committee
of the Hartmarx Corporation Board of Directors